SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                          Report of a Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        For the month of September 2002

                               ASML Holding N.V.

                                  De Run 1110
                               5503 LA Veldhoven
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F X         Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes __            No X_


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83266) OF ASML HOLDING N.V.

Exhibits


99.1     "ASML Reiterates the Company's Outlook," dated September 25, 2002.




                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ASML HOLDING N.V. (Registrant)

Date:    September 25, 2002                By:  /s/ Peter T.F.M. Wennink
                                                Peter T.F.M. Wennink
                                                Vice President of Finance/
                                                Administration and Chief
                                                Financial Officer